January 11, 2008

CONFIDENTIAL

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Plug Power, Inc.

Form 10-K for the Year Ended December 31, 2006

Form 10-Q for the Quarter Ended September 30, 2007

File No. 000-27527

Dear Mr. Vaughn:

This letter is submitted on behalf of Plug Power Inc. (“Plug Power” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated December 19, 2007. For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

Liquidity and Capital Resources, page 28

1. It appears from footnote 3 to your financial statements for the fiscal year ended December 31, 2006 that a significant portion of your available-for-sale securities were held in “mortgage-backed securities.” If these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the specific nature and the percentage owned of the asset-backed securities, indicate what factors may effect the value of those securities, and disclose any material risks. Add any appropriate disclosure required by Regulation S-K Item 305.

Mr. Kevin L. Vaughn

January 11, 2008

Response

In response to the staff’s comment, as of June 30, 2007, September 30, 2007 and December 31, 2007, the Company no longer held any “mortgage-backed securities.” To the extent the Company holds mortgage-backed securities in the future that are reasonably likely to affect the Company’s financial condition in a material way, we will expand our discussion in applicable future filings to provide investors with information necessary for a clear understanding of the trend or uncertainty as required by Regulation S-K Items 303(a) and 305.

Contractual Obligations, page 30

2.	Please revise future filings to include a tabular presentation of your contractual obligations in accordance with Item 303(A)(5). In addition to the operating leases disclosed in your Form 10-K, this table should include all known purchase obligations, for example, the $1 million of services you are obligated to purchase from GE, as disclosed on page F-18, and other long-term liabilities reflected on your consolidated balance sheets.

Response

In response to the Staff’s comment, in future filings our disclosure will include the tabular presentation of contractual obligations in accordance with Regulation S-K Item 303(A)(5).

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note that the audit opinion references the work of other auditors for certain periods included in the cumulative consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows. Please either revise the filing to have your current auditor opine on the full cumulative period or revise to include the separate report of the other auditors. Refer to Article 2-05 of Regulation S-X. Please note that if you elect to include the audit report of the predecessor auditor in the Form 10-K, the consent of that auditor should appear in any registration statement incorporating the Form 10-K.

Response

In response to the Staff’s comment, we supplementally advise the Staff that there are no financial statements included in, or incorporated by reference into the 2006 Form 10-K which are covered by an opinion from our former auditors. The reference within the audit opinion included in the 2006 Form 10-K refers to the work of our former auditors during the development stage merely as a matter of historical fact. Further, our former auditors are not referred to as “Experts” in the 2006 Form 10-K. The last audit report received from our former auditors was included in all SEC filings which contained the related financial statements for that audit period, which was the year ended December 31, 2000.

Mr. Kevin L. Vaughn

January 11, 2008

Consolidated Balance Sheets, page F-4

4.	We note that you appear to be holding investment securities having a value exceeding 40% of your total assets (exclusive of cash items). Please provide us with a detailed analysis as to whether the company or any of its subsidiaries was an investment company pursuant to the Investment Company Act of 1940 as of September 30, 2007.

Response

As of September 30, 2007, neither the Company nor any of its subsidiaries was an “investment company” pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

At September 30, 2007, the Company, on an unconsolidated basis, held investment securities (excluding U.S. government securities and cash items) with a value of $121,596,375, representing approximately 59% of the Company’s total assets (excluding U.S. government securities and cash items). At September 30, 2007, none of the Company’s subsidiaries, on an unconsolidated basis, held investment securities (excluding U.S. government securities and cash items) with a value representing more than 40% of such subsidiary’s total assets (excluding U.S. government securities and cash items). Based on the foregoing, the Company fits within the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. However, as demonstrated by the analysis below, the Company believes it is not an investment company because it qualifies as a research and development company under the safe harbor exemption provided in Rule 3a-8 promulgated under the 1940 Act. Note that the Company also believes it is not an investment company by reason of Section 3(b)(1) of the 1940 Act; however, without prejudice to its right to avail itself of any other exemptions in the future, the Company has elected for purposes of this response letter to demonstrate that it satisfies the exemption provided under Rule 3a-8.

The Company meets each of the requirements under Rule 3a-8, as follows:

a) The Company’s aggregate research and development expenses for the period of four fiscal quarters ended September 30, 2007 represent a substantial percentage (approximately 60%) of the Company’s total expenses for the same period. Further, the Company’s research and development expenses were approximately 72%, 75% and 73%, respectively, of total expenses for the fiscal years ended December 31, 2006, 2005 and 2004. The calculation of these percentages is set forth on Exhibit 1 attached to this letter;

b) The Company’s aggregate net income derived from investments in securities for the period of four fiscal quarters ended September 30, 2007 was $12,214,625 compared to research and development expenses $ $42,927,158 for the same period. As a result, such net income does not exceed twice the amount of such research and development expenses for that period;

Mr. Kevin L. Vaughn

January 11, 2008

c) The Company’s aggregate expenses for investment advisory and management activities, investment research and custody for the period of four fiscal quarters ended September 30, 2007 were $21,982, representing approximately 0.03% of the Company’s total expenses for the same period, substantially less than 5%;

d) All of the Company’s investments in securities as of September 30, 2007 were “capital preservation investments” (i.e. investments made to conserve capital and liquidity until the funds are used in the Company’s business);

e) The Company’s press releases, SEC filings, quarterly earnings calls, analyst and industry presentations and other public and private statements are such that the Company does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and the Company is not a special situation investment company. Rather, the Company’s statements and disclosures focus on the Company’s business of designing and developing on-site energy systems based on proton exchange membrane fuel cell technology for commercial and residential energy consumers worldwide. The company has never represented itself to be engaged in any other business;

f) The Company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the following:

(i) The Company’s historical development. The Company was formed in June 1997 as a joint venture between Mechanical Technology Incorporated and Edison Development Corporation. At formation, Mechanical Technology contributed assets related to its fuel cell program, including intellectual property, employees, equipment and the right to receive government contracts for research and development of proton exchange membrane fuel cell systems. Edison Development contributed cash, expertise in distributed power generation and marketplace presence to distribute and sell stationary fuel cell systems.

(ii) The activities of the Company’s officers, directors and employees and the Company’s public representation of policies, all relate to the Company’s primary business, the design, development, manufacture and sale of on-site energy systems based on proton exchange membrane fuel cell technology.

(iii) An appropriate resolution of the Company’s Board of Directors, recorded contemporaneously in its minute books or comparable documents; and

g) The Company’s Board of Directors has adopted a written Corporate Investment Policy with respect to capital preservation investments. The policy includes a statement that “The primary objective of this Investment Policy is to provide as high a level of current income as is consistent with the preservation of capital, the maintenance of liquidity, and in order to promote tax efficiency.”

Mr. Kevin L. Vaughn

January 11, 2008

Based on the foregoing, the Company meets the safe harbor provided by Rule 3a-8 and is therefore not an “investment company” under the 1940 Act.

Consolidated Statements of Operations, page F-5

5.	Please revise future filings to remove the “noncash stock-based compensation” line items from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items, in the footnotes or within MD&A.

Response

In response to the Staff’s comment, we supplementally indicate our intent to comply with this comment and revise future filings to remove the “noncash stock-based compensation” line items from the face of our statements of operations and, instead, reflect the amounts in the appropriate captions of the statements.

6.	It appears that you generate revenues from both the sale of products and the provision of services. If true, revise this statement to comply with Rules 5-03(b)(1) and (2) of Regulations S-X by separately presenting revenues from sale of products, revenues from services, cost of sales and cost of services, or tell us how your current presentation complies.

Response

In response to the Staff’s comment, we supplementally advise the Staff that, as disclosed within our policy on revenue recognition on page F-11 of the Form 10-K, our contracts contain multiple obligations that may include a combination of fuel cell systems, continued service, maintenance and other support. The obligations are fulfilled during the course of the respective contractual service periods for the units. These multiple obligations within our contractual arrangements are not accounted for separately based on our limited commercial experience and the lack of available evidence of fair value of the different obligations. As a result, the application of the guidance within paragraph 9 of EITF 00-21 and A.3 of Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” precludes the separation of revenue generated from the sale of our products from revenue generated from the provision of services and all revenue from these contractual arrangements is recognized on a straight-line basis over the stated contractual term as the continued service, maintenance and other support obligations are satisfied. In accordance with Rule 5-03(b) of Regulation S-X, the costs of product and service revenue are presented on a combined basis consistent with the presentation of revenue.

Mr. Kevin L. Vaughn

January 11, 2008

Note 1. Nature of Operations, page F-9

Description of Business, page F-9

7.	We note that you have recorded product and service revenue in each for the periods presented and $32 million of revenues since inception. You state on page F-9 that “multiple” products are being offered and that you are currently offering for commercial sale your GenCore product. We also note that you have entered into 16 distribution agreements. In light of these facts, please tell us how you have concluded that as of December 31, 2006 you are a development stage company, as defined in paragraph 8 of SFAS 7.

Response

In response to the Staff’s comment, we supplementally advise the Staff that we concluded that the Company is a development stage enterprise because we continue to devote substantially all of our efforts towards research aimed at the discovery of new knowledge leading to significant improvement in fuel cell reliability and durability and the establishment of a market for our products. We continue to experience significant net outflows of cash from our operations and devote significant efforts toward financial planning in order to forecast future cash spending and our ability to continue product research and development activities. Fuel cell technology within our targeted markets, telecommunications, broadband, utility, and industrial uninterruptible power supply, as well as the mobile industrial equipment market that we entered into as a result of recent acquisitions, is still early in the technology adoption life cycle. Our distribution and marketing agreements described in the Form 10-K are part of our market development efforts.

Although we have recorded a limited number of sales of our products through December 31, 2006, these sales have been isolated to a small number of customers who are early adopters of fuel cell technology. These initial sales of our products have demonstrated a need to continue improvement of our technology and product performance. Reengineering and other modifications are still necessary as we continue to experience significant service costs over the contractual life of our products. The modifications that are necessary include reengineering of the design of our products, as well as related testing to improve the performance of the products to a point that it meets the functional and economic requirements necessary for manufacturing on a commercial basis.

As a result of the above described product research and development efforts, we incurred $41.5 million of total research and development expense during the year ended December 31, 2006. This amount compares to product and service revenue of $2.7 million for the year ended December 31, 2006. Spending and revenue continue to be at similar relationships in 2007.

Mr. Kevin L. Vaughn

January 11, 2008

Based upon the above, we do not believe our planned principal operations have commenced. Noting the definition of a development stage enterprise in paragraphs 8 and 9 of SFAS 7, we believe that the above demonstrates that we are devoting most of our efforts to financial planning, research and development, and developing markets. We continue to proactively monitor our status as a development stage enterprise on a quarterly basis using the criteria included in SFAS 7.

8.	As a related matter, revise future filings to clearly describe the nature of the development stage activities in which you are engaged in accordance with paragraph 12 of SFAS 7.

Response

In response to the Staff’s comment, we supplementally indicate our intent to comply with this comment and revise future filings to clearly describe the nature of the development stage activities in which we are engaged in accordance with paragraph 12 of SFAS 7.

Note 2. Summary of Significant Accounting Policies, page F-10

9.	We note that you recognize revenues on a straight-line basis over the stated contractual term and the “costs associated with the product, service and other obligations are expensed as they are incurred.” Additionally, we note from your 9/30/07 Form 10-Q that direct material costs are recognized when units are shipped. Please tell us why you believe it is appropriate to recognize the inventory costs at the time of shipment rather than matching the costs with the associated revenues. Tell us how you have considered the guidance in paragraph 4 of ARB 43, Chapter 4.

Response

In response to the Staff’s comment, we supplementally advise the Staff that our deferral and amortization of revenue is based on the inability to separate the revenue derived from the services aspect of our contractual arrangements from the revenue derived from product sales as described in our response to comment 6 above. The direct material costs referred to in the Staff’s comment relate to the direct material costs of the unit(s) shipped to customers. Upon shipment, the customer is billed for the associated revenue and obtains title to the unit(s). As a result, these units are no longer goods on hand, as described in paragraph 4 of ARB 43, Chapter 4, and therefore we believe that it is appropriate to record the cost of the unit(s) shipped as cost of revenue. Although this results in the recognition of cost of revenue in different periods than the associated revenue, given the nature of our arrangements, we consider this to be appropriate.

Mr. Kevin L. Vaughn

January 11, 2008

10.	As a related matter, we note from your disclosures on page four that your products are sold through distributors. Expand your revenue recognition policy disclosure with regard to distributor sales to address the accounting for return rights, price protection, allowances, credits/discounts and other sales incentives, as applicable. Refer to SFAS 48, SAB 104 and EITF 01-9.

Response

In response to the Staff’s comment, we supplementally advise the Staff that our current arrangements are with a limited number of customers and, to date, none of our agreements with distributors include product return rights, price protection clauses, allowances, credits/discounts or other sales incentives that would change the recognition of revenue as described in SFAS 48, SAB 104, or EITF 01-9. Management will continue to appropriately consider all terms and conditions associated with our contractual arrangements. Prospectively, revenue recognition policy disclosures will be expanded to address distributor arrangements, if any, that contain return rights, price protection allowances, credits/discounts or other sales incentives and the accounting for any such programs.

11.	Additionally, we note from page 20 that you sell a portion of your units on a consignment basis. Please revise your revenue recognition and inventory policies in future filings to address consignment sales. Refer to SAB 104.

Response

In response to the Staff’s comment, we supplementally indicate our intent to comply with this comment by revising future filings to address consignment sales in our revenue recognition and inventory policies.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Note 2. Acquisitions, page 6

12.	We note that you acquired General Hydrogen on May 4, 2007 and issued “warrants to purchase up to 571,429 shares of Plug Power Common Stock.” Additionally, we note that “[n]o value has been assigned to the warrants as part of the purchase price allocation.” Please tell us why you assigned no value to the warrants and how this is in accordance with SFAS 141. Cite the specific accounting literature you relied on.

Mr. Kevin L. Vaughn

January 11, 2008

Response

In response to the Staff’s comment, we supplementally advise the Staff that at the time of the filing of the Form 10-Q for the quarterly period ended September 30, 2007, we had received a draft report from a third party valuation specialist that indicated that the fair value of the warrants issued in connection with the General Hydrogen acquisition had no value. Upon applying SFAS 141, we identified the warrants as purchase price consideration; however, based upon the initial valuation information we had, the estimated fair value of the warrants was considered to be $0. As indicated in the Form 10-Q for the quarterly period ended September 30, 2007, we noted that the Company was in the process of finalizing the third party valuation and the allocation of the purchase price was subject to adjustment. Upon the finalization of the valuation, the warrants are expected to have an appropriate value. Accordingly, the purchase price allocation will be adjusted in the 4th quarter of 2007. We do not expect the evaluation of the warrants to be material and will include appropriate disclosures as to the change in purchase price allocation in the December 31, 2007 Form 10-K, which will be filed prior to expiration of the allocation period applicable to the General Hydrogen acquisition.

Note 3. Basis of Presentation, page 8

13.	We note that you “generally” recognize revenue on fixed fee contracts on the basis of percentage of completion. Tell us and revise future filings to describe those specific circumstances in which revenue is not recognized on the basis of percentage of completion.

Response

In response to the Staff’s comment, we supplementally advise the Staff that recognition of revenue on fixed fee contracts is based on percentage of completion. We currently have no fixed fee contracts where revenue is not recognized on percentage of completion. Prospectively, we will revise this disclosure.

14.	As a related matter, revise future filings to expand your disclosures related to the percentage of completion method to include all the disclosures required by Appendix C of SOP 81-1.

Response

In response to the Staff’s comment, we supplementally indicate our intent to comply with this comment by revising future filings to expand our disclosures related to percentage of completion method to include all the disclosures required by Appendix C of SOP 81-1.

Mr. Kevin L. Vaughn

January 11, 2008

15.	Please tell us and revise future filings to disclose the impact that EITF 07-1 will have on your results of operations when adopted on January 1, 2008.

Response

In response to the Staff’s comment, we supplementally advise the Staff that we are still assessing EITF 07-1 but do not expect any significant impact to our results of operations when adopted on January 1, 2008. Under our current arrangements with our strategic partners involving the exchange of funds for development activities as described in our Form 10-K and Form 10-Qs, there are no collaborative activities that will result in profits or losses that will be shared with any parties. Under these arrangements, our research and development activities are partially or fully funded by these strategic partners. However, there are no further risks and no direct rewards to the strategic partners based on the outcome of these research and development activities. The cost sharing provided by our partners under these arrangements is appropriately recorded and shown on the face of the statement of operations as research and development contract revenue. Also, we supplementally indicate our intent to comply with this comment in future filings by documenting the expected impact on our financial position and results of operations from the adoption of EITF 07-1.

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•	Plug Power is responsible for the adequacy and the accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Plug Power may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (518) 738-0449.

Sincerely,

Gerald A. Anderson

Chief Financial Officer

Plug Power Inc.

Mr. Kevin L. Vaughn

EXHIBIT 1

	4 Qtrs Ended Sep 30, 2007	Year Ended
		Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Research and Development Expense
Research & Development Expense	$38,434,313	41,577,234	36,319,282	35,202,789
***Net Cost of R&D Contract Revenue	4,492,845	2,457,387	3,469,831	2,638,435

Total Cost of Research and Development	$42,927,158	44,034,621	39,789,113	37,841,224

Total Expense
Total Cost of Research and Development	$42,927,158	44,034,621	39,789,113	37,841,224
Cost of Product and Service Revenue	9,544,233	4,832,994	4,097,647	5,367,897
Total General and Adminstrative Expense	18,612,323	12,267,862	8,973,006	8,423,413

Total Expense	$71,083,714	61,135,477	52,859,766	51,632,534

Total Cost of Research and Development	$42,927,158	44,034,621	39,789,113	37,841,224
Total Expense	$71,083,714	61,135,477	52,859,766	51,632,534
R&D Expense as a percent of Total Expense	60%	72%	75%	73%

***	Net cost of R&D contract revenue = Research and development contract revenue less cost of research and development contract revenue